Sime Darby

Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

RECEIVED
2004 AUG -5 A 6:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

LETTER FOR MAINTENANCE OF EXEMPTION

4th August 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of Pages : 13

04036007

SUPPL

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

Enclosed a copy of the following documents submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. 3 public announcements in relation to a change in the interest of Employees Provident Fund Board, a substantial shareholder - released on 4th August 2004;
2. Public announcement in relation to a change in the interest of Permodalan Nasional Berhad, a substantial shareholder - released on 4th August 2004;
3. Public announcement in relation to a change in the interest of Yayasan Pelaburan Bumiputra, a substantial shareholder - released on 4th August 2004; and
4. Public announcement in relation to a change in the interest of Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera, a substantial shareholder - released on 4th August 2004.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

PROCESSED
AUG 06 2004
THOMSON FINANCIAL

NANCY YEOH POH YEW
Group Secretary

8/5

Encl.

c.c. Ms. Anita Sung
The Bank of New York

Fax No. (212) 571 3050/ 3051/ 3052

CMF/jm/ADR

File No. 82-4968

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY/EDMS/KLSE on 04-08-2004 05:18:21 PM
Submitted by S DARBY on 04-08-2004 05:27:42 PM
Reference No CU-040715-35DDA

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Sime Darby Berhad**
* Stock name : **SIME**
* Stock code : **4197**
* Contact person : **Nancy Yeoh Poh Yew**
* Designation : **Group Secretary**

Particulars of substantial Securities Holder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary shares of RM0.50 each**
* Name & address of registered holder :

Employees Provident Fund Board
Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 24-05-2004	* 200,000	
Disposed	27-05-2004	570,000	
Disposed	28-05-2004	170,800	
Disposed	31-05-2004	200,000	
Disposed	01-06-2004	128,700	
Disposed	02-06-2004	598,200	
Disposed	04-06-2004	60,000	
Disposed	07-06-2004	800,000	
Disposed	08-06-2004	600,000	
Disposed	09-06-2004	470,000	
Disposed	10-06-2004	981,000	
Disposed	11-06-2004	596,300	

* Circumstances by reason of which change has occurred : **Purchase and sale of shares by the Board**
* Nature of interest : **Direct**

Direct (units) : **362,071,105**
Direct (%) :
Indirect/deemed interest (units) :
Indirect/deemed interest (%) : **15.37**

*	**Total no of securities after change**	: **362,071,105**
*	Date of notice	: **05-07-2004**

Remarks

The notices of change in substantial received from Employees Provident Fund Board were dated 24th and 28th May 2004 and 5th July 2004

File No. 82-4968

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY/EDMS/KLSE on 04-08-2004 05:19:05 PM
Submitted by S DARBY on 04-08-2004 05:27:54 PM
Reference No CU-040715-5D536

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Sime Darby Berhad**
* Stock name : **SIME**
* Stock code : **4197**
* Contact person : **Nancy Yeoh Poh Yew**
* Designation : **Group Secretary**

Particulars of substantial Securities Holder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary shares of RM0.50 each**
* Name & address of registered holder :
Employees Provident Fund Board
Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 14-06-2004	* 501,100	
Disposed	15-06-2004	431,500	
Disposed	16-06-2004	615,000	
Disposed	17-06-2004	430,000	
Disposed	18-06-2004	250,000	
Disposed	22-06-2004	100,000	
Disposed	23-06-2004	838,100	
Disposed	25-06-2004	75,000	
Disposed	28-06-2004	150,000	
Disposed	29-06-2004	220,000	
Disposed	30-06-2004	750,000	
Disposed	01-07-2004	100,000	

* Circumstances by reason of which change has occurred : **Purchase and sale of shares by the Board**
* Nature of interest : **Direct**
Direct (units) : **357,610,405**
Direct (%) :
Indirect/deemed interest (units) :
Indirect/deemed interest (%) : **15.18**

* **Total no of securities after change** : **357,610,405**

* Date of notice : **05-07-2004**

Remarks
The notice of change in substantial received from Employees Provident Fund Board was dated 5th July 2004

File No. 82-4968

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY/EDMS/KLSE on 04-08-2004 05:19:34 PM
Submitted by S DARBY on 04-08-2004 05:27:59 PM
Reference No CU-040715-664CD

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Sime Darby Berhad**
* Stock name : **SIME**
* Stock code : **4197**
* Contact person : **Nancy Yeoh Poh Yew**
* Designation : **Group Secretary**

Particulars of substantial Securities Holder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary shares of RM0.50 each**
* Name & address of registered holder :

Employees Provident Fund Board
Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
(Disposal of 745,000 shares)

Commerce Asset Fund Manager
(Disposal of 172,000 shares)

Nomura Asset Management
(Disposal of 50,000 shares)

Rashid Hussain Asset Managemet
(Acquisition of 177,500 shares
Disposal of 1,002,000 shares)

CMS Dresdner Asset Management
(Acquisition of 200,000 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 05-07-2004	* 395,000	
Disposed	10-03-2004	172,000	
Disposed	23-09-2003	50,000	
Disposed	12-05-2003	100,000	
Disposed	17-06-2003	37,000	
Disposed	29-08-2003	400,000	

Acquired	**15-09-2003**	**177,500**
Disposed	**09-10-2003**	**465,000**
Disposed	**06-07-2004**	**100,000**
Disposed	**07-07-2004**	**250,000**
Acquired	**07-07-2004**	**200,000**

*	Circumstances by reason of which change has occurred	: **Purchase and sale of shares by the Board**
*	Nature of interest	: **Direct**
	Direct (units)	: **356,018,905**
	Direct (%)	:
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	: **15.11**
*	**Total no of securities after change**	: **356,018,905**
*	Date of notice	: **07-07-2004**

Remarks :

The notices of change in substantial received from Employees Provident Fund Board were dated 5th and 7th July 2004

File No. 82-4968

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY/EDMS/KLSE on 04-08-2004 05:21:46 PM
Submitted by S DARBY on 04-08-2004 05:27:51 PM
Reference No CU-040715-35DDB

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Sime Darby Berhad**
*	Stock name	: **SIME**
*	Stock code	: **4197**
*	Contact person	: **Nancy Yeoh Poh Yew**
*	Designation	: **Group Secretary**

Particulars of substantial Securities Holder

*	Name	: **Permodalan Nasional Berhad**
*	Address	: **Tingkat 4, Balai PNB 201-A, Jalan Tun Razak 50400 Kuala Lumpur**
*	NRIC/passport no/company no.	: **38218-X**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary shares of RM0.50 each**
*	Name & address of registered holder	:

Permodalan Nasional Berhad
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **02-07-2004**	* **15,000,000**	
Disposed	**06-07-2004**	**63,000,000**	
Disposed	**07-07-2004**	**1,000,000**	
Disposed	**08-07-2004**	**443,000**	

*	Circumstances by reason of which change has occurred	: **Sale of shares by the Company**
*	Nature of interest	: **Direct**
	Direct (units)	: **213,830,500**
	Direct (%)	: **9.08**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:

* **Total no of securities after change** : **213,830,500**
* Date of notice : **08-07-2004**

Remarks
The notices of change in substantial shareholding received from Permodalan Nasional Berhad were dated 2nd, 6th, 7th and 8th July 2004.

File No. 82-4968

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY/EDMS/KLSE on 04-08-2004 05:21:15 PM
Submitted by S DARBY on 04-08-2004 05:27:34 PM
Reference No CU-040715-35DD8

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Sime Darby Berhad**
* Stock name : **SIME**
* Stock code : **4197**
* Contact person : **Nancy Yeoh Poh Yew**
* Designation : **Group Secretary**

Particulars of substantial Securities Holder

* Name : **Yayasan Pelaburan Bumiputra**
* Address : **c/o Permodalan Nasional Berhad**
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur
* NRIC/passport no/company no. : **37113-P**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary shares of RM0.50 each**
* Name & address of registered holder :
Permodalan Nasional Berhad
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **02-07-2004**	* **15,000,000**	
Disposed	**06-07-2004**	**63,000,000**	
Disposed	**07-07-2004**	**1,000,000**	
Disposed	**08-07-2004**	**443,000**	

* Circumstances by reason of which change has occurred : **Sale of shares by the company's subsidiary**
* Nature of interest : **Deemed interest**
Direct (units) : **213,830,500**
Direct (%) :
Indirect/deemed interest (units) :
Indirect/deemed interest (%) : **9.08**

* **Total no of securities after change** : **213,830,500**

* Date of notice : **08-07-2004**

Remarks :
The notices of change in substantial shareholding received from Yayasan Pelaburan Bumiputra were dated 2nd, 6th, 7th and 8th July 2004.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY/EDMS/KLSE on 04-08-2004 05:22:13 PM
Submitted by S DARBY on 04-08-2004 05:27:37 PM
Reference No CU-040715-35DD9

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Sime Darby Berhad**
* Stock name : **SIME**
* Stock code : **4197**
* Contact person : **Nancy Yeoh Poh Yew**
* Designation : **Group Secretary**

Particulars of substantial Securities Holder

* Name : **Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera**
* Address : **Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur**
* NRIC/passport no/company no. : **434217-U**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary shares of RM0.50 each**
* Name & address of registered holder :

**Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur**

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **02-07-2004**	* **15,000,000**	
Acquired	**06-07-2004**	**63,000,000**	

* Circumstances by reason of which change has occurred : **Purchase of shares by the Company**
* Nature of interest : **Direct**

Direct (units) : **774,812,532**
Direct (%) : **32.89**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* **Total no of securities after change** : **774,812,532**

* Date of notice : **06-07-2004**

Remarks
The notices of change in substantial shareholding received from Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera were dated 2nd and 6th July 2004.